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                           December 6, 2022

       John Sganga
       Chief Executive Officer
       Optimus Healthcare Services, Inc.
       1400 Old Country Road - Suite 306
       Westbury, NY 11590

                                                        Re: Optimus Healthcare
Services, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 2,
2022
                                                            File No. 333-268651

       Dear John Sganga:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Richard Friedman